UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Occidental Petroleum Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

674599105 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 674599105	13G

1.	NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barrow, Hanley, Mewhinney & Strauss, Inc. 752403190
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION A Nevada corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 5,480,225 shares 6. SHARED VOTING POWER 16,028,690 shares 7. SOLE DISPOSITIVE POWER 21,508,915 shares 8. SHARED DISPOSITIVE POWER —

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,508,915 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.35%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

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SCHEDULE 13G

Item 1(a)	Name of Issuer: Occidental Petroleum Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

10889 Wilshire Boulevard Los Angeles, CA 90024

Item 2(a)	Name of Person Filing:

Barrow, Hanley, Mewhinney & Strauss, Inc.

2(b)	Address of Principal Business Office or, if none, Residence:

2200 Ross Avenue, 31st Floor Dallas, TX 75201-2761

2(c)	Citizenship:

A Nevada Corporation

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number: 674599105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813):

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in a accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

	4(a)	Amount beneficially owned:

21,508,915 shares

	4(b)	Percent of Class:

5.35%

	4(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 5,480,225 shares

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(ii) Shared power to vote or to direct the vote: 16,028,690 shares

(iii) Sole power to dispose or to direct the disposition of: 21,508,915 shares

(iv) Shared power to dispose or to direct the disposition of: —

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

By:	/s/ James P. Barrow
Name: James P. Barrow
Title: President

February 7, 2006

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